GoldenTree Opportunistic Credit Fund 300 Park Avenue New York, NY 10022

Important Reports for Shareholders Are Now Available Online and in Print by Request.

Dear Shareholder,

The Annual Shareholder Report for your investments with GoldenTree Opportunistic Credit Fund is now available online or, upon request, by mail.

The Annual Shareholder reports contains important information about your investments, including performance information, portfolio holdings, and financial statements.

We encourage you to review our shareholder report by using the link below or scanning the QR code:

http://bit.ly/40EQkzD

Additional information about the fund can be found at https://goldentreefunds.com.

If you would like to receive a paper copy of this report free of charge, or wish to receive paper copies in the future, please email us at ClientDevelopmentAssociates@goldentree.com or call us at 212-847-3527.

Sincerely,

GoldenTree Opportunistic Credit Fund